THE FOLLOWING PROXY CARD RELATES TO AN EXTRAORDINARY GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS TECHNOLOGIES LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS TECHNOLOGIES LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS TECHNOLOGIES LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Infosys Technologies Limited

Extraordinary General Meeting of Shareholders

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(Name of ADR holder)

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(Number of ADRs held)

Issues presented for consideration at the Extraordinary General Meeting of Shareholders on 7November 2006 — **Voting Results**

	Affirmative	Negative	Abstained
1(a) To authorize the Board of Directors to sponsor an issue of American Depositary Shares against existing equity shares.			
1(b) To authorize the Company to issue Depositary Receipts.			
1(c) To authorize the Board and Officers in connection with the earlier resolutions.			
1(d) To authorize the underwriters to determine the price of the Sponsored ADS Offering.			
1(e) To authorize the Board to determine the terms and conditions.			
1(f) To authorize the Board of Directors to delegate its powers.			

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(Signature)

A registration statement relating to these securities has not yet been filed with the United States Securities and Exchange Commission. Pursuant to U.S. rules and regulations, no securities may be sold nor offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy registered securities nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such jurisdiction.